UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
  ☒ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Axle AI Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
July 16, 2018

Physical address of issuer
38 Fenway, Boston, MA 02215

Website of issuer
https://www.axle.ai

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be allocated:
- ☐ Pro-rata basis
- ☑ First-come, first-served basis
- ☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
December 14, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
13

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$175,613	$113,741
Cash & Cash Equivalents	$12,476	$13,529
Accounts Receivable	$161,359	$100,212
Short-term Debt	$707,186	$506,015
Long-term Debt	$0	$0
Revenues/Sales	$693,038	$563,953
Cost of Goods Sold	$131,195	$100,445
Taxes Paid	$0	$0
Net Income	-$139,734	-$139,271

The above reflects the consolidated financials of Axle AI Inc. and its subsidiary Axle Video Limited.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
AMENDMENT TO THE OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
NOVEMBER 2, 2018

Axle AI Inc.

axle ai
radically simple video search

Up to $1,070,000 of Crowd Notes

Axle AI Inc. ("Axle AI", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 14, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by December 14, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 14, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue

reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.axle.ai/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/axle.ai

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that

circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Axle AI Inc. is a Delaware C-Corporation, formed on July 16, 2018.

The Company is located at 38 Fenway, Boston, MA 02215.

The Company's website is https://www.axle.ai.

The Company previously operated as a Massachusetts LLC under the name Idea Storage Network, LLC. Idea Storage Network LLC was formed on January 31, 2003. Idea Storage Network LLC changed its name to Axle Video LLC. Axle Video LLC reincorporated in Delaware as a C-Corporation, Axle AI Inc., on July 16, 2018.

The Company has Axle Video Limited as a wholly-owned subsidiary. Axle Video Limited is a UK private limited company, formed on May 27, 2015

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/axle.ai and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Minimum investment amount per investor	$1,000
Offering deadline	December 14, 2018
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 10 and 13.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in our services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened.

Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We may not be successful in obtaining registered trademarks or issued patents. Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We are not currently protected from our competitors. Moreover, any patents which might be issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The Company has engaged in Related Party Transactions. The company rents its headquarters office space from an LLC 100% owned by the CEO's family members (and 1/4 owned by the CEO). Prior to July 2012 rent was not assessed, and since then rent has been assessed at $4,000 per month which was 100% converted into Class A common equity in July of 2018. The four family members are now on the capitalization table. Going forward, a comparable rent will be negotiated on a cash basis. Additionally, the wife of the CEO, invested $45,000 in late 2015 with terms covered by the same convertible note as David Feldman's note a few months later. Both notes were converted into Class A common equity in July of 2018.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability. Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or

misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

The Company has received an extension on its 2017 tax filing, and may end up overdue, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalty and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

The Company has not filed a Form D for its Convertible Note offering from June 2018. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $531,485 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933

Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $6,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $6,500,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $6,500,000 valuation cap, so you should not view the $6,500,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 40.7% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

Axle AI provides powerful media management software designed to make video teams more productive. We have two main product lines: axle ai 2018 (our core product) and our recently launched axle ai connectr platform, designed as an integration toolset for video software.

- axle ai 2018 - browser-based software for cataloging large amounts of video, audio and image content and presenting it in a simple browser interface. It allows for tagging by both artificial intelligence and human operators, and makes it very easy to search results, select media and send it to video editing software such as Adobe's Premiere Pro.
- axle ai connectr - a toolset for integrating multiple applications in a video workflow. Connectr supports axle ai's own products but can also be used to tie together a range of applications such as media ingest and capture, transcoding, and archiving.

Business Plan

Our platform lets media creators tag, search, and manage their video content. It brings the power of artificial intelligence to dramatically reduce the amount of labor required for this task and features a radically simple browser UI. It addresses a rapidly growing need, as millions of terabytes of video are being captured each year to feed the needs of social media, OTT narrowcasting, and in-house corporate and venue applications.

Going forward, we expect to offer further integrations of AI capabilities in our core product, as well as addressing issues of further scale and reach (for instance to multi-site deployments). Based on the very enthusiastic reception to our recent launch of connectr at the IBC conference in September, we also expect growing momentum in being the provider of a key visual integration toolset with AI for the video industry.

The Company's Products and/or Services

Product / Service	Description	Current Market
Video content management and workflow software	Software that lets media creators tag, search, and manage video content.	Video teams

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
We target both channel-based sales and direct-to-customer sales. Our customers are typically teams who are responsible for creating media content inside a larger organization. This includes videographers, editors, producers and assistant editors.

Intellectual Property
The Company is dependent on the following intellectual property: Source code for axle ai 2018 software, and source code for axle ai connectr software.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 12.50% of the proceeds, or $25,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.36% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Sales	35%	35%	35%
Product Development	25%	25%	25%
Marketing	20%	20%	20%
General Expenses	20%	20%	20%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Samuel W. Bogoch	CEO (July 2012-Present)	CEO, Axle. AI (July 2012-Present): - Responsible for the overall strategic direction of the company - Closely oversees most personnel decisions - Is responsible for relationships with large strategic customers such as Turner, MSG and WB - Directly interfaces with the investment community prior to any decision to bring on an AR manager -
Patrice Gouttebel	Product Manager (July 2012-Present)	Product Manager, Axle AI (July 2012-Present) -Works closely with marketing team to set the vision, message and growth target for the product - Defines and plans product features as a product owner, writing relevant user stories and setting realistic goals for projects and tasks with engineers
Katy Scott	Operations Manager (2014-Present)	Operations Manager, Axle AI. - Manages the day-to-day operations of the company including customer management, accounts receivable

		and payable, and product deployments.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 13 employees in Massachusetts, New York, Pennsylvania and in the UK and Europe.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	**Amount outstanding**	**Voting rights**	**How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering**	**Percentage ownership of the Company by the holders of such securities prior to the Offering**	**Other material terms**
Common Stock	9,723,000	yes	n/a	100%	N/A
Available (Ungranted) Option Shares	1,660,000	no	Will dilute equity holders upen grants	0%	N/A
KISS Notes	$90,000	yes	will dilute equity holders upon conversion	0%	N/A

The Company has the following debt outstanding:

A line of credit with Bank of America of $27,000
Short and long term notes to 4 contractors for between $10,000 and $38,000 each

Ownership
Over 40% of the Company is owned by one person. That person is Samuel W. Bogoch, the CEO.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	**Number and type/class of security held**	**Percentage ownership**
Samuel W. Bogoch	Common Stock	40.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Axle AI, Inc. was originally formed in January of 2013 as a Limited Liability Company under the laws of the State of Massachusetts and later on July 16, 2018 converted to a C-Corporation under the laws of the State of Delaware, and is headquartered in Boston, Massachusetts. The Company's wholly owned subsidiary, Axle Video Limited was incorporated on May 27, 2015 as a UK Corporation under the laws of the United Kingdom and is located in Chesham, England. Axle AI, Inc. uses the power of deep learning software to provide automatic analysis, indexing and searching of video. Axle AI eases the burden by enabling searches based on images and automatic content tagging, provided by cutting-edge AI that is constantly improving. The subsidiary was created for the purpose of servicing UK customers.

For the year ending December 31, 2017, it recognized revenue of $824,233, with a cost of goods sold (COGS) of $131,195, resulting in gross profit of $693,038. In the same financial year, the company incurred expenses of $771,218, representing a net loss of $139,299. For the prior year, it recognized revenue of $664,398, with a COGS of $100,445, resulting in gross profit of $563,953. In the same financial year, the company incurred expenses of $704,853, representing a net loss of $139,271.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $20,000 in cash on hand as of October 8, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Common Stock	October 2018	Regulation D, 506(b)	Common Stock	9,723,000	general operating expenses
KISS Notes	July 7, 2018	Regulation D, 506(b)	KISS Note	$90,000	general operating expenses
Convertible Notes	March 9, 2016	Regulation D, 506(b)	Convertible Note	$105,000	general operating expenses

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $6,500,000 valuation cap, if the conversion takes place after the qualified equity financing;

- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $6,500,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 6%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $200,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor’s stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another

crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER’S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration

statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During the years ended December 31, 2017 and 2016, Sam Bogoch was the sole owner of the Company. The Company tracked amounts loaned and owed to Sam through a separate payable and receivable account. These advances are non-interest bearing. At December 31, 2017 and 2016, the amount of the payable outstanding were $5,079 and $0, respectively, and are recorded under 'Accounts payable – related party' on the consolidated balance sheets. At December 31, 2017 and 2016, the amount of the receivable outstanding were $0 and $38,395, respectively, and are recorded under 'Accounts receivable – related party' on the consolidated balance sheets.

The Company leases office space from a building owned by related parties at $4 per square foot at 1,370 square feet. Rent expense was accrued during both year ends December 31, 2017 and 2016. The outstanding accrued rent was subsequently converted in shares of common stock. Rent expense for each of the two years ending December 31, 2017 and 2016 was $65,760.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;

- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Sam Bogoch
(Signature)

Sam Bogoch
(Name)

CEO and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Sam Bogoch
(Signature)

Sam Bogoch
(Name)

CEO and Director
(Title)

November 2, 2018
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

AXLE AI, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2017 and 2016

AXLE AI, INC.

Years Ended December 31, 2017 and 2016

Table of Contents

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of Axle AI, Inc.
38 Fenway,
Boston, MA 02215

We have reviewed the accompanying consolidated financial statements of Axle AI, Inc. and its wholly-owned subsidiary Axle Video Limited (together, the "Company"), which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of income & comprehensive income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the consolidated financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA

November 1, 2018

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Axle AI, Inc.

CONSOLIDATED BALANCE SHEETS

December 31, 2017 and 2016

(unaudited)

	2017	2016
Assets		
Current assets		
Cash and cash equivalents	$ 12,476	$ 13,529
Accounts receivable	161,359	61,817
Accounts receivable - related party	-	38,395
Other current assets	1,778	-
Total current assets	175,613	113,741
Total assets	$ 175,613	$ 113,741
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 28,973	$ 24,800
Accounts payable - related party	5,079	-
Accrued expenses	551,158	376,215
Notes payable	120,750	105,000
Other current liabilities	1,226	-
Total current liabilities	707,186	506,015
Total liabilities	707,186	506,015
Commitments and contingencies	-	-
Stockholders' equity		
Accumulated other comprehensive income	(88)	(523)
Accumulated deficit	(531,485)	(391,751)
Total stockholders' equity	(531,573)	(392,274)
Total liabilities and stockholders' equity	$ 175,613	$ 113,741

See accountants' review report and accompanying notes to the financial statements.

Axle AI, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

For the Years Ended December 31, 2017 and 2016

(unaudited)

	2017	2016
Revenue		
Referral Income	$ 9,428	$ 1,758
Sales	724,543	571,699
Consulting Income	90,262	90,941
Total revenue	824,233	664,398
Cost of goods sold	131,195	100,445
Gross profit	693,038	563,953
Operating expenses		
Contractor fees	494,405	453,311
General and administrative	62,803	42,929
Commissions	30,000	17,144
Rent	65,760	65,760
Advertising and marketing	68,916	78,512
Travel	49,334	47,197
Total operating expenses	771,218	704,853
Income (loss) from operations	(78,180)	(140,900)
Other income (expense)		
Interest expense	(78,436)	(43,451)
Other income	16,882	45,080
Total other income (expense)	(61,554)	1,629
Net income (loss) before income taxes	(139,734)	(139,271)
Provision for income taxes	-	-
Net income (loss)	(139,734)	(139,271)
Other comprehensive income		
Foreign currency translation differences	435	(523)
Total comprehensive income (loss)	$ (139,299)	$ (139,794)

See accountants' review report and accompanying notes to the financial statements.

Axle AI, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2017 and 2016

(unaudited)

	Common Stock					
	Shares	Amount	Additional Paid-in Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance on December 31, 2015	-	$ -	$ -	$ (252,480)	$ -	$ (252,480)
Issuance of common stock for cash						-
Issuance of preferred stock for cash						-
Foreign translation adjustment					(523)	(523)
Net income (loss)				(139,271)		(139,271)
Balance on December 31, 2016	-	-	-	(391,751)	(523)	(392,274)
Issuance of common stock for cash						-
Issuance of preferred stock for cash						-
Foreign translation adjustment					435	435
Net income (loss)				(139,734)		(139,734)
Balance on December 31, 2017	-	$ -	$ -	$ (531,485)	$ (88)	$ (531,573)

See accountants' review report and accompanying notes to the financial statements.

Axle AI, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2017 and 2016

(unaudited)

	2017	2016
Cash flows from operating activities		
Net income (loss)	$ (139,734)	$ (139,271)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	-	-
Changes in operating assets and liabilities:		
Other Receivables	(99,542)	(35,639)
Other current assets	(1,778)	2,364
Deferred revenue	-	(15,200)
Accounts payable	4,173	24,800
Accrued interest	78,185	43,451
Accrued rent	65,760	65,760
Accrued wages	30,998	36,844
Other current liabilities	1,226	-
Net cash used by operating activities	(60,712)	(16,891)
Cash flows from financing activities		
Proceeds from issuance of notes	15,750	60,000
Payments on shareholder loan	-	(38,395)
Proceeds on shareholder loan	43,474	-
Net cash provided by financing activities	59,224	21,605
Effect of exchange rates on cash	435	(523)
Net decrease in cash and cash equivalents	(1,053)	4,191
Cash and cash equivalents, beginning	13,529	9,338
Cash and cash equivalents, ending	$ 12,476	$ 13,529
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	-	-
Income taxes	-	-
	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

AXLE AI, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the years ended December 31, 2017 and 2016

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Axle AI, Inc. was originally formed in January of 2013 as a Limited Liability Company under the laws of the State of Massachusetts and later on July 16, 2018 converted to a C-Corporation under the laws of the State of Delaware, and is headquartered in Boston, Massachusetts. The Company's wholly owned subsidiary, Axle Video Limited was incorporated on May 27, 2015 as a UK Corporation under the laws of the United Kingdom and is located in Chesham, England. Axle AI, Inc. uses the power of deep learning software to provide automatic analysis, indexing and searching of video. Axle AI eases the burden by enabling searches based on images and automatic content tagging, provided by cutting-edge AI that is constantly improving. The subsidiary was created for the purpose of servicing UK customers.

Basis of Presentation

The accompanying consolidated financial statements of Axle AI, Inc. ("Axle AI") and its wholly owned subsidiary, Axle Video Limited ("the Subsidiary"; together "the Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Axle AI's functional currency is United States Dollars and financial statement presentation is in United States Dollars. The Subsidiary's functional currency is British Pounds, and financial statement presentation is in United States Dollars. The translation from the Subsidiary's functional currency to United States Dollars for financial statement presentation resulted in a foreign currency translation gain of $435 and loss of $523 for the years ended December 31, 2017 and 2016, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Axle AI and the Subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:

- Persuasive evidence of an arrangement exists;

- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company primarily records revenue from monthly subscriptions to its software and services applications. The Company recognizes revenue when services are billed. For any subscription that is subsequently cancelled, revenue will be recognized up to the date of cancellation and the remaining portion of payment attributable to the unused period is refunded to the subscriber and recorded as a refund on sales. The Company may invoice clients for shipping and travel reimbursement costs associated with shipping hardware and incurred travel of Axle AI's associate to install the required software, hardware and the setup of programs. The Company recognizes these amounts as revenue when invoiced. The Company may receive advertising reimbursement from co-marketing expenditures, revenue is recognized when invoiced.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt expense as well as an assessment of specific identifiable customer accounts. At December 31, 2017 and 2016, the Company determined no allowance for uncollectible accounts was necessary as the Company is a subscription-based entity where if the customer becomes delinquent, services will be stopped until the customer becomes current.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $68,916 and $78,512 in advertising costs, respectively, recorded under the heading 'Advertising and marketing' in the consolidated statements of income & comprehensive income.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through November 1, 2018, the date these financial statements were available to be issued. The following transactions occurred subsequent to the December 31, 2017:

- On July 16, 2018, the Company converted from a Massachusetts LLC to a Delaware C-Corporation.

- In 2018, the Company paid back in full principal and accrued interest on short term loans to Mark Kalow and Feldman Advisors, LLC.
- In 2018, the Company converted all long-term notes principal and accrued interest amounts into 748,000 shares of common stock
- During 2018, the Company issued 3,958,000 shares of common stock to Sam Bogoch, the Company CEO.
- During 2018, the Company issued 765,000 shares of common stock to settle accrued rent to related parties.
- During 2018, the Company issued 46 stock options totaling 4,252,000 shares

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $531,485 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2017 and 2016, Sam Bogoch was the sole owner of the Company. The Company tracked amounts loaned and owed to Sam through a separate payable and receivable account. These advances are non-interest bearing. At December 31, 2017 and 2016, the amount of the payable outstanding were $5,079 and $0, respectively, and are recorded under 'Accounts payable – related party' on the consolidated balance sheets. At December 31, 2017 and 2016, the amount of the receivable outstanding were $0 and $38,395, respectively, and are recorded under 'Accounts receivable – related party' on the consolidated balance sheets.

The Company leases office space from a building owned by related parties at $4 per square foot at 1,370 square feet. Rent expense was accrued during both year ends December 31, 2017 and 2016. The outstanding accrued rent was subsequently converted in shares of common stock. Rent expense for each of the two years ending December 31, 2017 and 2016 was $65,760.

NOTE 4 – NOTES PAYABLE

The Company issued two interest bearing notes during the year end 12/31/2016 totaling $105,000. Both notes bear interest at 5% per month compounded daily and matured in March of 2017. Both agreements were extended through year end 12/31/2017 and were subsequently converted to shares of common stock.

The Company issued two noninterest-bearing notes. One note having no maturity date and the other maturing in January of 2018. Both notes were paid in full subsequent to year end 12/31/2017.

The Company recognized interest expense of $78,436 and $43,451 during the years ended December 31, 2017 and 2016, respectively.

NOTE 5 – STOCKHOLDERS'/MEMBERS' EQUITY

Subsequent to December 31, 2017 year end, the Company converted from a solely owned LLC to a C-Corporation. Members equity as of years end December 31, 2017 and 2016 consist of no contributions or disbursements, only gains and losses from the Company. All stock issuances were subsequent to December 31, 2017. As such, the balance in members equity was retroactively converted to accumulated deficit.

EXHIBIT C

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axle ai
radically simple video search

This presentation contains offering materials prepared solely by axle.ai without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

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axle ai is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by axle ai without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- axle ai has sold its software to over 500 customers worldwide including Bleacher Report, Madison Square Garden, NBC Universal, Paramount Studios, Elevation Church, Reebok, REI, and Warner Bros
- Storage purchased for the media market is expected to grow from $4.5 billion in 2017, to $8.5 billion in 2023.
- The CEO spent 5 years managing products at industry leader Avid, where he helped grow multiple product lines.
- axle ai recently completed Quake Capital Startup Accelerator's Fall 2018 Cohort and have received investment from Quake.

Fundraise Highlights

- Total Round Size: US $1,500,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $6,500,000
- Target Minimum Raise Amount: US $200,000
- Offering Type: Side by Side Offering

As video becomes essential, communicators are challenged to create more and better video content to inform and entertain. Our mission is to make this easier with a simple solution that lets anyone access, share, and organize.

Industry Challenge

PROFILE MENU

Although the size of video content is growing consistently (it already consumes over 70% of Internet bandwidth and 4.5% of storage hardware purchased worldwide), the tools for tagging, searching, and managing it are complex, expensive and not widely deployed.

Today, there are many video teams worldwide, shooting and editing growing amounts of video in a variety of contexts. As video becomes more important, especially for social media, we expect this market to continue expanding. We believe as many as 10% of these teams will need an efficient way to tag, catalog, and manage their content. In addition, new cameras are released continuously, which tend to feature formats such as 4K, 6K, and 8K which take up increasing amounts of storage and further the drive the need to manage content.

What is axle ai?

We provide what we believe are the best solutions to the challenges of the fast-growing scale in media creation. Our core software, axle ai 2018, is being deployed by a wide range of customers who create and manage video. Its artificial intelligence capabilities allow a high degree of video tagging without corresponding amounts of human labor. Our recently-acquired axle ai connectr software is a visual programming tool aimed at making it easy to build custom workflows, not only around our own products but potentially those of a wide range of tools in the industry. We are a 17-person company, based in Boston and with team members based in the UK and Eastern Europe. More than anything, we believe we are ideally positioned to grow with the continuous expansion of our market space over the coming years.

Product & Service

Product Overview

axle ai provides media management software designed to make video teams more productive. We have two main product lines: *axle ai 2018* (our core product) and our recently launched *axle ai connectr* platform, designed as an integration toolset for video software.

- **axle ai 2018 |** our flagship product, a browser-based solution for teams who need to tag, search, and collaborate on their media. It can catalog large storage volumes, generate low-res browsable versions of the full-resolution media it finds, and act as an intuitive gateway for a variety of AI-driven tagging and speech transcription tools.
- **axle ai connectr |** a toolset for integrating multiple applications in a video workflow. connectr supports axle ai's own products but can also be used to tie together a range of applications such as media ingest and capture, transcoding, and archiving.

Our platform lets media creators tag, search, and manage their video content. It brings the power of artificial intelligence to dramatically reduce the amount of labor required for this task and features a radically simple browser UI. It addresses a rapidly growing need, as millions of terabytes of video are being captured each year to feed the needs of social media, OTT narrowcasting, and in-house corporate and venue applications.

Going forward, we expect to offer further integrations of AI capabilities in our core product, as well as addressing issues of further scale and reach (for instance to multi-site deployments). Based on the very enthusiastic reception to our recent launch of connectr at the IBC (International Broadcast Conference) in September, we also expect growing momentum in being the provider of a key visual integration toolset with a for the video industry.

Revenue Model

Our revenue model is primarily the sale of on-premise software to our customers, either via direct sales or through a growing reseller channel. We also have an annual/monthly recurring revenue model through the sale of support contracts and artificial intelligence modules.

axle ai sells its products directly to end customers and through a reseller channel in the US, its largest market, and sells primarily through reseller/integrators in other parts of the world including the EU, Asia/Pacific, and Latin America.

Customers

We have over 500 customers including NBC Universal, Turner, Warner Bros, Madison Square Garden, Reebok, REI, and Price Waterhouse Coopers.

The main vertical market segments for our products - corporates, venues, higher education, web video, government, broadcast, postproduction, and houses of worship - may appear different but are characterized by very similar workflows, tools, and needs. In each case, creative teams shoot and edit large amounts of video and find many required additional tasks, such as tagging, sorting, and sharing content, to be challenging in their often thinly-staffed, high throughput workflows.

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Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Form C
Data Room
Updates
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FAQs
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Highlights
Overview
Product & Service
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Q&A with Founder
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Market Landscape
Form C
Data Room
Updates
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FAQs
Seedinvest

axle ai Seedinvest Customer Video Final 2

Media Mentions

Q&A with the Founder

Q: Have you participated in any accelerator programs? If so, please detail.
axle ai:
We have recently completed Quake Capital's NY Accelerator and also participated in Expert Dojo's programs in Santa Monica.

Q: Please detail your IP and patents granted/filed.
axle ai:
Our IP is the software itself, which is server-side web software with a modern, responsive UI. We have not yet applied for or received any patents, but are beginning to explore areas of innovation where patentable features may be possible.

Q: Please describe your typical customer/user profile.
axle ai:
Our customers are typically teams of 2 to 20 people (we occasionally sell to larger teams as well) who are responsible for creating media content inside a larger organization. A typical team includes one or more videographer(s), editor(s), producer(s), and assistant editor(s), with the roles overlapping and changing fluidly. They all need a way to quickly tag, find and collaborate effectively on the footage. They are used to buying capital equipment such as cameras, lenses, editing workstations, and storage. They usually have partial or complete autonomy from IT department decision-making and are largely Mac-based, even in corporations where Windows predominates. They are not programmers and are highly unlikely to create their own applications, but they are willing to invest in solutions that can make them more productive.

Q: What do you view as your closest competitors and what key factors differentiate yourselves?
axle ai: Our closest competitors are Avid, which has recently released an entry level product, and SquareBox Systems. Both are hampered by a complex approach to media management where customers must copy their files to a designated storage area before they can be searched. In addition, the deployed costs of both products are higher and their complexity is off-putting to today's freelance-heavy workforce.
At the low end, niche storage vendors such as EditShare and SNS are beginning to offer lightweight media management tools bundled with their hardware.
At the high end, our AI capabilities are beginning to compete with companies like Veritone and GrayMeta, who have targeted the enterprise end of the content creation market. Veritone recently purchased media management provider Wazee digital for $15M; however, Wazee is a 100% cloud solution and does not compete directly with our on-premise capabilities.

Q: Please detail your competitive advantages
axle ai: Our main competitive advantages are:

1. Ease of deployment and use
2. Affordable price point
3. Support for existing workflows and folder/file layouts
4. Integration of AI capabilities
5. Ability to deliver affordable turnkey appliance
6. Partner ecosystem, including storage companies

Q: Please detail your month to month user growth.
axle ai:
We are currently adding 5-8 new sites per month. Some of these sites are significantly larger than our earliest customers, so there may be a faster growth in the user base than the top-level numbers imply.

Q: Please outline your customer acquisition strategy.
axle ai: We have relied heavily on industry trade shows, especially NAB (April) and IBC (September) to create and sustain buzz about our platform, supplemented by industry PR. We have also developed a strong mailing list of 60,000+ contacts to which we send a monthly eBlast. Remote demos and dialogue are used to qualify leads and we typically provide a quotation after 60-90 minutes of remote contact. We also have staff in place in New York, London, and soon LA who can provide in-person follow up in these key markets; we also have a network of resellers who sell our platform, as well as storage partners who refer us opportunities.
In contrast to this largely inbound strategy, our plan post-fundraise is to hire a team of direct salespeople who can initiate contact with prospects in key verticals (venues, houses of worship, broadcasters, universities) and explore opportunities using our strong reference accounts as leverage. In this way, we hope to be able to significantly expand our market footprint and growth rate.

Q: Please detail any differences in margins you see between direct to customer and other outlets.
axle ai:
We have higher margins on our channel-based sales since these almost never involve bundled hardware. Our direct to customer sales include hardware in a minority of cases, but the dollar amounts of the bundled hardware are large enough to skew the margins downward. We see our margins rising as our volumes go up and we do fewer hardware bundle deals as a percentage of the total.

Q: Can you please explain the accrued expenses and how that relates to accrued rent?
axle ai: Our books show accrued rent for 6 years that has converted into common equity. From July 2012 through June 2018, this accrued at a market rate of $5,480/month, or $65,760/year. This arrangement has been completed and the full amount accrued, ($361,680 through the end of 2017, or $394,560 through June 2018) has now been converted to Common equity. Rent has been waived for July through October of 2018. We have signed a new lease with cash payments, at $2,500 / month going forward, effective November 1st, 2018.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

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Round type: Seed

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Round size:	US $1,500,000
Minimum investment:	US $1,000
Target Minimum:	US $200,000
Maximum Raise Amount:	US $1,500,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $6,500,000
Interest rate:	6.0%
Note term:	24 months

Additional Terms

Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement "IPA". The IPA will authorize SeedInvest to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with the Company's offering materials for additional details.
Closing conditions:	While axle ai has set an overall target minimum of US $200,000 for the round, axle ai must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to axle ai's Form C.
Regulation CF cap:	While axle ai is offering up to US $1,500,000 worth of securities in its Seed, only up to US $107,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


Marketing
Product Development
Sales
General & Administrative

If Maximum Amount Is Raised


Marketing
Product Development
Sales
General & Administrative

PROFILE MENU

Investor Perks

All investors | aixle ai bound notebook and coordinated Muji pen

$5,000 | the above plus a permanent license of the Mac version of axle ai connectr™ for up to 2 CPU cores

$10,000 | the above plus a permanent license of the Mac version of axle ai connectr™ for 2 additional cores (4 cores total).

$25,000 | the above plus a 30 minute scheduled strategy call with the CEO

$50,000 | the above plus a one hour in-person meeting (travel costs not included) or extended call

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of axle ai's prior rounds by year.


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$4000000
$3000000
$2000000
$1000000
$0
Pre-Seed (Preferred)
Seed (Convertible)
Current Seed (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $603,000
Closed Date	Dec 31, 2015
Security Type	Preferred Equity

Seed

Round Size	US $150,000
Closed Date	Jul 25, 2018
Security Type	Convertible Note
Valuation Cap	US $3,750,000

Financial Discussion

Operations

Axle AI, Inc. was originally formed in January of 2013 as a Limited Liability Company under the laws of the State of Massachusetts and later on July 16, 2018 converted to a C-Corporation under the laws of the State of Delaware, and is headquartered in Boston, Massachusetts. The Company's wholly owned subsidiary, Axle Video Limited was incorporated on May 27, 2015 as a UK Corporation under the laws of the United Kingdom and is located in Chesham, England. Axle AI, Inc. uses the power of deep learning software to provide automatic analysis, indexing and searching of video. Axle AI eases the burden by enabling searches based on images and automatic content tagging, provided by cutting-edge AI that is constantly improving. The subsidiary was created for the purpose of servicing UK customers.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Form C
Data Room
Updates
0 comments
FAQs
SeedInvest

For the year ending December 31, 2017, it recognized revenue of $824,233, with a cost of goods sold (COGS) of $131,195, resulting in gross profit of $693,038. In the same financial year, the company incurred expenses of $771,218, representing a net loss of $139,299. For the prior year, it recognized revenue of $664,398, with a COGS of $100,445, resulting in gross profit of $563,953. In the same financial year, the company incurred expenses of $704,853, representing a net loss of $139,271.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $20,000 in cash on hand as of October 8, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of the Form C and should be reviewed in their entirety. The financial statements of the Company are attached to the Form C as Exhibit B.

Market Landscape


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Total addressable market for media storage

Media content creation is undergoing change. This work was once concentrated in a few large media companies, most broadcasters, and movie studios. Now a massive trend is underway towards decentralized creative work, with a much larger number of teams in organizations across the economic spectrum as video becomes widely used for social media. Key sites include Fortune 500 companies; sports leagues, teams, and venues; houses of worship; universities and colleges; government organizations; and of course independent video production companies in addition to the traditional media brands.

While we expect the traditional large broadcasters and movie studios to leverage new technology to a degree, we anticipate much faster adoption by the newer video content creation teams. These don't have the baggage of legacy systems, workflows, and union rules, and are able to move rapidly to adopt whatever new tools will make them more productive.

axle ai hopes to be a leader in this new space. However, there are dozens of companies with adjacent products, primarily in four broad categories:

1. Enterprise media asset management (MAM) solutions providers could come down-market to compete. We are already seeing this trend from companies like Avid and Sony, who are potential competitors.
2. Cloud-based storage providers targeting video; as they add AI and media management capabilities as well as some on-premise gateway toolsets.
3. Computer vision and artificial intelligence companies, who may begin to provide turnkey solutions for the media space.
4. On-premise storage companies adding aspects of MAM, AI, and workflow software to their offerings to provide differentiation.

While few of our prospects seem to be evaluating these vendors on a head-to-head basis against axle ai, it's likely that more direct competition may emerge over time.

Risks and Disclosures

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in our services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened.

Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time-consuming and expensive, and the outcome can be difficult to predict.

We may not be successful in obtaining registered trademarks or issued patents. Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We are not currently protected from our competitors. Moreover, any patents which might be issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

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Our failure to deliver high-quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability. Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

The Company has received an extension on its 2017 tax filing, and may end up overdue, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalty and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

The Company has not filed a Form D for its Convertible Note offering from June 2018. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduce products and services that better address a customer's needs, our business would be adversely affected.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $531,485 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.



axle ai's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download axle ai's Form C

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Data Room

NAME
Pitch Deck and Overview (1 file)
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axle ai Deal Updates

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PROFILE MENU

Highlights
Overview
Product & Service
The Team
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About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in axle ai

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by axle ai. Once axle ai accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to axle ai in exchange for your securities. At that point, you will be a proud owner in axle ai.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, axle ai has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now axle ai does not plan to list these securities on a national exchange or another secondary market. At some point axle ai may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when axle ai either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is axle ai's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the axle ai's Form C. The Form C includes important details about axle ai's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D

Investor Deck


DRIVE 815

axle ai

radically simple video search

This presentation contains offering materials prepared solely by axle.ai without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



Quick – where's that clip?

From clunky to seamless

Our software makes video searchable and manageable

axle ai

radically simple video search

Some of our 500+ global customers:

pwc

Turner

Warner Bros. Pictures

Elevation Church

BBC

Reebok

f

Comcast

accenture

intuit

CBS

REI
www.rei.com

Paramount
A Viacom Company

Radio City Music Hall

vmware

Baylor University
1845

Toyota

B/R Bleacher Report


B/R

Bleacher Report Uses Axle Ai And Amazon Web Services To Prepare, Manage And Deliver Media Assets

kgayhart@artisanspr.com · Mar 22, 2018

Portland, Oregon – axle ai has announced that Bleacher Report has standardized on axle ai media management solutions and Amazon Web Services (AWS) Elemental video processing solutions to prepare, manage, and deliver media assets across its online and social media properties.

As a leader in news and entertainment focused on sports and culture, Bleacher Report engages audiences with breaking news and multimedia content across several

Video meets AI


cost
adoption
2013:
cost-intensive
labor-intensive
90+% on premises
2018:
cheap storage
emerging AI
cloud gets viable
2023:
5G bandwidth
mature AI
cloud dominates

axle ai
radically simple video search

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Large Addressable Market



Shoot it:
4K video cameras: $31bn in 2023

Store It:
Storage for video: $8.5bn in 2023

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.


Customizable Logo
Powerful Elastic Search
Grid or List view
Your folder structure
File size, path, and duration
Bins for editor export
Approval status
Saved searches
Custom metadata fields
Cloud and local archives
Auto-tagging from axle ai
axle
MyMedia
Bins
Smart Filters
Archives
axle ai
2017/10/31
axle edit - Final Export.mp4
333.08 MB | 2015/04/02
Axle Video Uh-Huh.mov
985 MB | 2015/01/03
B-roll Footage
2017/10/31
Colgate wedding
2017/10/31
Customer videos
2017/10/31
Demo for Taiwan
2018/02/06
Game - iPhone
2017/10/31
Game - R3D and XDCAM
2017/01/12
Game2 - iPad
2017/10/31
sharkAudition_test1.mp4
153.72 MB | 2017/07/25
Uh-huh shortened 10.mov
101.64 MB | 2015/10/05
File Details
File Name
axle edit - Final Export.mp4
Last Modified 2015/04/02
File Size 333.08 MB
Frame Rate 30 f/s
Duration 00:01:09:27
Approval
File Path
/Users/Ted/Desktop/MyMedia/axle edit - Final Export.mp4
Metadata
Custom
Edit
Program Name
Footage type
Producer
Location
Shoot date
Air date
Tags
Script
Video
MacBook Pro

axle ai

radically simple video search

Uniquely affordable

Complete solution for AI-driven media search and collaboration


axle
Car shoot 22 comments



- AI Auto-Tagging interfaces
- Radically simple media management UI
- axle ai connectr™ visual workflow tool
- Cataloging interface to existing storage



On-premise and cloud storage

axle ai
radically simple video search

Management Team



Sam Bogoch
CEO and Co-Founder
Director of Product Mgmt at Avid



Patrice Gouttebel
Product Manager
and Co-Founder



Katy Scott
Operations
Manager



Alex Hamilton
US Sales



Neil Blake
EMEA Sales

axle ai
radically simple video search

$1m/yr run rate

Large market Opportunity

As uses of video continue to expand

Exit and acquisition growth potentials

On-premise and cloud storage partners are potential acquirers

axle ai

radically simple video search

Revenue Projections


$40.7
$14.2
$6.8
$2.6
$661
$825
$1.1
2016
2017
2018
2019
2020
2021
2022

These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Recent activity in the space

MovieBook completed $199m Series B

Led by SenseTime, world's highest-valued AI company

Canon acquired BriefCam for $90m

Israeli startup had raised $15.6m before acquisition

Veritone completed $37.5m IPO

Recently announced purchase of Wazee Digital for $15m.

Clarifai raised $30m Series B

Led by Menlo Ventures, for AI-driven technology and solutions company

StrongBox Data Systems raised $27m

Storage solutions with an AI overlay, media and entertainment is a core market

Frame.io raised $20m Series B

Led by Firstmark, Accel, Shasta Ventures

axle ai
radically simple video search

Thanks!

axle ai
radically simple video search

EXHIBIT E

Video Transcript

Exhibit E – Video Transcript

axle ai Customer Video
https://www.youtube.com/watch?v=Xd8-pyjTyUo&feature=youtu.be

Steve Pellegrino:

What Bleacher Report really likes about axle is its ability to catalog and index our files that allow us to search our NAS systems. It's something that we didn't have the ability to do before axle and we really, really benefit from that now in terms of preparing for edit and for sharing files with clients.

Scott Salik:

What axle does for us is it really makes our life a lot simpler. The new AI function tags all the faces, it transcribes all the footage, and it's saving us a ton of money because we don't have to send the footage out to be transcribed.